

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 6, 2019

<u>Via Email</u>

Alan M. Klein
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

> **Re: Johnson Controls International plc**
> **Schedule TO-I filed May 3, 2019**
> **SEC File No. 5-43685**

Dear Mr. Klein:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above, focused on the matters identified in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by filing an amendment, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Exhibit (a)(1)(A) - Offer to Purchase</u>

<u>Section 5. Purchase of Shares and Payment of Purchase Price; Redemption, page 28</u>

1. In this Section on page 29, you state that the Company is authorized under its Articles of Association to effect repurchases of Shares as "redemptions" and any purchases of Shares in the Offer will be considered redemptions. Revise to explain the impact of the redemption designation and how (if at all) it differs from

an ordinary purchase. If this is related to the matters addressed in our next two comments, please so note.

Conditions of the Offer, page 30

2. Refer to the conditions listed in the third and fourth bullets in this Section. To avoid an illusory offer, all conditions must be outside of the control of the bidder. In this context, determining whether a condition has been satisfied "in [bidder's] absolute discretion," is problematic. Please revise the last sentence of each condition to include a reasonableness standard.

3. See our last comment above. In your response letter, with a view to additional disclosure if necessary, explain who will determine whether these conditions have been satisfied and when they will do so. State whether Irish regulatory authorities will play a role in this determination.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions